Institutional Investor Trust

August 3, 2010

Mr. Keith A. O’Connell, Senior Counsel
Securities and Exchange Commission
Mail Stop 8626
Washington, DC 20549-8626

Re: Institutional Investor Trust
      File Nos. 333-167495 and 811-22429
      Response to the Review of N-1A filing dated June 14, 2010

Dear Mr. O'Connell:

Following are our responses to staff's review of the referenced filing for the Sector Allocation Model Fund Series of Institutional Investor Trust. Please note that for Items 1 and 33, we do not yet have a ticker symbol. For Items 31 and 44, we are in the process of obtaining Auditor's consent and producing a statement of assets and liabilities. All other items are addressed below.

Prospectus

Cover Page

1. Comment: On the cover page, please include the exchange ticker symbol of the Fund’s shares and the date of the prospectus. See Item l(a) of Form N-IA. While Item 1 does allow a short description (one sentence) of the Fund, only information required by Item 1 should appear on the cover page. Please revise the cover page accordingly. We also note that we encountered some pagination problems when attempting to print out the cover page.

Response: We removed all information not required by Item 1. The pagination issue noted is an artifact of the document conversion to HTML for filing. The print version paginates properly. We are attempting to obtain a ticker symbol and will provide it as soon as possible.

Investment Objective

2. Comment: Items 2 through 8 of Form N-l A may not include disclosure other than that required or permitted by those Items. See General Instruction C.3(b). The Investment Objective section states, "The Fund seeks to accomplish this by maximizing shareholder's total returns by investing in Exchange Traded Funds (ETFs) representing the nine sectors of the S&P500 and a one- to three-month Treasury ETF. The Fund employs a proprietary model to select ETFs for purchase or sale based on performance within the nine sectors." Please delete or move such information because it is not required by Item 2.

Response: We removed the noted wording and added a simplified statement of investment objective.

Fees and Expenses

3. Comment: Please revise the headings in your fee table so it conforms with Item 3 of Form N-IA.

Response: We changed the table heading to conform to the instructions.

201 Center Road, Suite Two, Venice, FL 34285-5660
491-943-3600 (Local) ~ 941-496-4660 (Fax) ~ 800-339-9476 (Toll Free)

Securities and Exchange Commission
August 3, 2010

Prospectus (Continued)

Fees and Expenses (Continued)

4. Comment: Disclose in a footnote to the table that "Other Expenses" are based on estimated amounts for the current fiscal year. See Item 3 of Form N-IA.

Response: We added the noted footnote.

5. Comment: Since the Fund intends to invest in shares of one or more acquired funds (which includes ETFs), please add a subcaption to the "Annual Fund Operating Expenses" portion of the table directly above the subcaption titled "Total Annual Fund Operating Expenses." Title the additional subcaption: "Acquired Fund Fees and Expenses." A new fund should base the acquired fund fees and expenses on assumptions as to the specific acquired funds in which the new fund expects to invest. Disclose in a footnote to the table that Acquired Fund Fees and Expenses are based on estimated amounts for the current fiscal year. See Item 3 of Form N-IA.

Response: We updated the table and added the footnote as requested.

6. Comment: Since the Fund is a new fund, please complete only the 1- and 3-year period portions of the Example. See Item 3 of Form N-IA.

Response: We removed all but the 1- and 3-year periods from the table.

7. Comment: Please confirm to the staff that the amount provided for the Total Annual Fund Operating Expenses line is a good faith estimate and before any waivers and reimbursements.

Response: We confirm that the referenced expense amount is a good faith estimate before any waivers and reimbursements.

8. Comment: The example states, "Expenses shown in these examples do not represent actual past or future expenses. Actual expenses may be more or less than those shown. The assumed 5% return is hypothetical, and is not a representation or prediction of past or future returns, which may be more or less than 5%." Because such information is not required or permitted by Item 3, please remove such disclosure from this section.

Response: We removed the noted disclosure.

Investor Profile and Restrictions

9. Comment: Funds must disclose the information required by Items 2 through 8 in numerical order at the front of the prospectus. Therefore, please remove this section. You may add a sentence to the Purchase and Sale of Fund shares section regarding such investor restrictions.

Response: We removed the noted information from this section and added it to the Purchase of Fund Shares section.

Principal Investment Strategies

10. Comment: Please provide further information on the strategies including the flexibility to invest in any combination of the nine sector ETFs, the 25% limits discussed hereinafter, and the list of the nine sectors.

Response: We added clarification of the strategies and listed the sectors.

201 Center Road, Suite Two, Venice, FL 34285-5660
491-943-3600 (Local) ~ 941-496-4660 (Fax) ~ 800-339-9476 (Toll Free)

Securities and Exchange Commission
August 3, 2010

Prospectus (Continued)

Principal Investment Strategies (Continued)

11. Comment: The prospectus states, "The Fund makes investments in proportions designed to meet its investment objectives while maintaining some balance within equities and short term treasuries." (Emphasis added.) Please disclose if there is a minimum percentage that will be invested indirectly in treasuries. (Does the Fund have the flexibility to invest in any combination of the nine sector ETFs, a combination of the sector ETFs and the Treasuries ETF, or 100% in the Treasuries ETF?)

Response: We addressed the points of this comment in the clarifications provided in response to Comment 10.

Principal Investment Risks

12. Comment: Please consider whether ETF risks or industry sector risks are principal risks of the Fund.

Response: We added “EFT Risks” to the principal risks of the Fund.

Performance

13. Comment: The prospectus states, "The Fund's Annual Report, when published, will contain management's discussion of Fund performance. You may request a free copy of the Prospectus and Annual Report by calling or writing the Fund using the contact information on the cover page of this Prospectus." Because such information is not required or permitted by Item 4 of Form N-IA, please remove such disclosure from this section.

Response: We removed the noted disclosure.

Management

14. Comment: Because the addresses and phone numbers are not required or permitted by Item 5 of Form NIA, please remove such disclosure from this section.

Response: We removed the noted disclosure.

15. Comment: In connection with the portfolio manager, please only provide the information required by Item 5(b) of Form N-IA. In addition, please confirm to the staff that Mr. Caldwell is primarily responsible for the day-to-day management of the Fund's portfolio.

Response: We removed the language that is not required. We hereby confirm that Mr. Caldwell is the Fund’s day-to-day manager.

Sale of Fund Shares

16. Comment: Briefly identify the procedures for redeeming shares (e.g., on any business day by written request, telephone, or wire transfer).

Response: We added wording regarding the redemption procedure.

201 Center Road, Suite Two, Venice, FL 34285-5660
491-943-3600 (Local) ~ 941-496-4660 (Fax) ~ 800-339-9476 (Toll Free)

Securities and Exchange Commission
August 3, 2010

Prospectus (Continued)

Sale of Fund Shares (Continued)

17. Comment: The prospectus states, "The price paid to you will be the NAV per share next determined after the Fund receives your redemption request.... Share redemptions, whether voluntary or involuntary, may result in realizing a taxable capital gain or loss." Because such information is not required or permitted by Item 6 of Form N-IA, please move such information. See Item 11 on shareholder information.

Response: We removed the noted language with the exception of one sentence regarding the minimum account balance.

Tax Information

18. Comment: The prospectus states, "The Fund intends to distribute tax-exempt income and will declare and pay dividends and capital gains, if any, at least annually." (Emphasis added.) Please further clarify whether the Fund intends to make distributions that may be taxed as ordinary income or capital gains or that the Fund intends to distribute tax-exempt income.

Response: We removed references to “tax-exempt income” because there will be none. We added language regarding the tax nature of distributions.

19. Comment: The prospectus states, "The Trust intends to remain a qualified "regulated investment company" under Sub-Chapter M of the Internal Revenue Code and qualify for the special tax treatment available by adhering to strict, self-imposed restrictions .... Early each calendar year, the Fund will provide the information required to correctly report the amount and type of dividends and distributions on tax returns." Because such information is not required or permitted by Item 7, please move such information. See Item 11(f) on shareholder information.

Response: We removed the noted wording and added language that conforms to Form N-1A instructions.

20. Comment: Please confirm to the staff that Item 8 of Form N-IA regarding financial intermediary compensation is not applicable to the Fund.

Response: We hereby confirm that financial intermediary compensation is not applicable to the Fund.

Investment Objectives

21. Comment: If applicable, please state that the investment objective may be changed without shareholder approval. See Item 9(a) of Form N-IA.

Response: This is not applicable. Shareholders must approve a change of investment objective.

Disclosure of Portfolio Holdings

22. Comment: The prospectus states, "When this information is available, you may request a free copy by calling or writing the Fund using the contact information provided on the cover page of this Prospectus." Please insert "back" before the word "cover."

Response: We added the noted word.

201 Center Road, Suite Two, Venice, FL 34285-5660
491-943-3600 (Local) ~ 941-496-4660 (Fax) ~ 800-339-9476 (Toll Free)

Securities and Exchange Commission
August 3, 2010

Prospectus (Continued)

Investment Adviser

23. Comment: The prospectus states, "Under terms of the advisory agreement, total expenses of the Fund have been voluntarily limited to no more than I% of Fund net assets in anyone year. If actual expenses ever exceed that limitation, the Adviser will reimburse the Fund for such excess expenses and fully disclose to Fund shareholders in financial statements in accordance with generally accepted accounting practices.” Please note that gross figures must appear in the fee table. Please clarify the disclosure to indicate whether the adviser may terminate the waiver (without terminating the contract) and the term of such waiver and whether acquired fund expenses or any other Fund expenses are excluded from the cap. If such waiver is part of the advisory contract, please explain to the staff why it is deemed voluntary.

Response: We removed references to "voluntary" and added that the 1% cap excludes acquired fund costs.

24. Comment: Please provide the information required by Item 10(a)(2).

Response: We added the required information.

Pricing of Fund Shares

25. Comment: The prospectus states, the Fund closes on the day after Thanksgiving. In a letter to the staff, please explain how this complies with Rule 22c-l.b.l.iii. of the 1940 Act.

Response: We removed the reference to the fund closing the day after Thanksgiving. An NAV will be processed on that day.

26. Comment: The prospectus states, "Using fair value pricing could result in a slightly inaccurate, although as accurate as can be obtained, price for an individual security, being used in a Fund's NAV calculation." Please further discuss the subjective nature of fair value pricing. For example, fair valuation involves subjective judgments and it is possible that the fair value determined for a security may differ materially from the value that could be realized upon the sale of the security.

Response: We removed reference to “fair value pricing.” Since the sole investments in the Fund will be in exchange traded funds, such pricing will not be required and a valid last trade price will be available through our pricing service.

Purchasing Shares

27. Comment: The prospectus states, "On the business day the Fund receives your wired funds, the Fund purchases shares for your account at the NAV per share as calculated that same day." (Emphasis added.) Please clarify that the investor will receive the next determined NAV.

Response: We clarified that when a purchase order is received the number of shares is calculated based on the next determined NAV.

201 Center Road, Suite Two, Venice, FL 34285-5660
491-943-3600 (Local) ~ 941-496-4660 (Fax) ~ 800-339-9476 (Toll Free)

Securities and Exchange Commission
August 3, 2010

Prospectus (Continued)

Purchasing Shares (Continued)

28. Comment: The Fund requires a $500,000.00 minimum purchase to open an account. The prospectus states, "To accommodate IRA investments and IRA rollovers, which are often odd amounts, the Fund allows all IRA participants to invest or rollover such IRA monies in Fund shares in any amount that is eligible or allowed under current Internal Revenue Service rules." In a letter to the staff, please confirm that an IRA account may be opened for a nominal amount.

Response: We removed all references specific to IRA monies. The clients of the Fund are institutional investors, so the Fund will have no individual IRA shareholders eliminating the need for such disclosures.

Frequent Purchases and Sales

29. Comment: Please further describe the risks, if any, that frequent purchases and redemptions of Fund shares by Fund shareholders may present for other shareholders of the Fund. See Item 11(e)(1) of Form N1A. Also, please further describe, with specificity, any policies and procedures of the Fund for deterring frequent purchases and redemptions of Fund shares. See Item 11(e)(4)(iii) of Form N-1A.

Response: We added language further describing risks, policies, and procedures.

Shareholder Reports

30. Comment: Please further describe the tax consequences of investing in the Fund. See Item 11(f) of Form N-1A.

Response: We added language regarding tax consequences.

Auditor

31. Comment: Please confirm the Fund will file a consent from the Auditor before going effective.

Response: We are in the process of obtaining the Fund's auditor's consent and will include it in the "Financial Information" section of the Statement of Additional Information as soon as possible.

Back Cover Page

32. Comment: Please note that the Public Reference Room zip code is 20549-1520. Also, please move the Fund's Investment Company Act file number to the bottom of the page and ensure it appears in type size smaller than that generally used in the prospectus (e.g., 8 pointmodem type). See Item 1(b)(4) of Form N1A.

Response: We corrected the zip code. The appearance that the file number is not at the bottom of the page is an artifact of document conversion to HTML for filing. The printed version is displays correctly.

201 Center Road, Suite Two, Venice, FL 34285-5660
491-943-3600 (Local) ~ 941-496-4660 (Fax) ~ 800-339-9476 (Toll Free)

Securities and Exchange Commission
August 3, 2010

Statement of Additional Information ("SAl")

Front Cover Page

33. Comment: Please include the exchange ticker symbol of the Fund's securities on the front cover page. See Item 14(a)(2) of Form N-1A.

Response: We are attempting to obtain a ticker symbol and will provide it as soon as possible.

Portfolio Holdings Disclosure

34. Comment: Please further clarify the portfolio holdings disclosure by providing the information required by Item 16(f)(1) (vii).

Response: We added further clarification.

Management of the Trust

35. Comment: Please update the number of Portfolios in Fund Complex overseen by Trustee.

Response: We updated the number for the portfolio manager.

36. Comment: Please provide the information required by Item 20 of Form n-1A.

Response: We added the required information.

Compensation and Related Party Transaction

37. Comment: Please revise the disclosure to provide the chart required by Item 17(c)(1) of Form N-IA.

Response: We added the requested chart.

38. Comment: Please provide the information required by Item 17(b) regarding the Leadership Structure of the Board of Directors.

Response: We added the required information.

Services Provided by Adviser and Fund Expenses Paid

39. Comment: Please note the comments above regarding disclosure on the 1% limitation.

Response: We removed the reference to “voluntarily.”

Custodian

40. Comment: We note that the custodian and the adviser are both wholly-owned subsidiaries of Trust Companies of America, Inc. Please confirm that the custodian, Caldwell Trust Company, is eligible to serve as a custodian to the Fund under the 1940 Act including Section 17 and Rule 17f-2.

Response: Caldwell Trust Company (CTC) is an eligible custodian under Rule 17f-2. The company has served in this capacity the past. CTC will undergo all of the required self-custody audits which will be conducted by our independent auditor.

201 Center Road, Suite Two, Venice, FL 34285-5660
491-943-3600 (Local) ~ 941-496-4660 (Fax) ~ 800-339-9476 (Toll Free)

Securities and Exchange Commission
August 3, 2010

Statement of Additional Information ("SAl") (Continued)

Purchases

41. Comment: The SAl states, "The Trust requires a minimum purchase of$100,000...." However, the prospectus stated the minimum was $500,000. Please revise the disclosure accordingly.

Response: We corrected the SAI to conform to the $500,000 minimum stated in the Prospectus.

Redemption of Shares

42. Comment: The SAl states, "The Trust makes redemptions at the next NAV calculation after it receives and accepts the redemption request." Please delete "and accepts" and add "in good order."

Response: We made the noted deletion and addition.

43. Comment: The SAl states, "A minimum balance of $50,000 must be maintained...." However, the prospectus stated the minimum was $250,000. Please revise the disclosure accordingly.

Response: We corrected the SAI to conform to the $250,000 minimum stated in the Prospectus.

Financial Information

44. Comment: Please explain to the staff whether the Fund intends to provide a statement of assets and liabilities.

Response: We are in the process of producing a statement of assets and liabilities and will provide it as soon as possible.

Part C

Item 30

45. Comment: Please state the general effect of any contract, arrangement or statute under which any director, officer, underwriter or affiliated person of the Fund is insured or indemnified against any liability incurred in their official capacity, other than insurance provided by any director, officer, affiliated person, or underwriter for their own protection.

Response: We included information from the Declaration of Trust describing indemnification.

Item 35

46. Comment: If applicable, please provide the undertaking required by Item 35.

Response: This is not applicable.

General

47. Comment: In future filings, please include a cover letter with contact information.

Response: We will provide contact information in a cover letter in future filings.

201 Center Road, Suite Two, Venice, FL 34285-5660
491-943-3600 (Local) ~ 941-496-4660 (Fax) ~ 800-339-9476 (Toll Free)

Securities and Exchange Commission
August 3, 2010

General (Continued)

48. Comment: If the fund intends to use a summary prospectus, please provide to the staff a copy of the legend the fund intends to use on the cover of such summary prospectus.

Response : We do not intend to use a summary prospectus at this time. Should a future need arise, we will provide staff the requested information.

49. Comment: We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

Response: We provided some of the missing information with these edits. We plan to provide the remainder within the near future. We understand that staff may have additional comments after this information in provided.

50. Comment: Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

Response: We do not plan to submit either of the noted documents.

51. Comment: Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position. Please note that comments we give in one section apply to other sections in the filing that contain the same or similar disclosure.

Response: We have made changes in response to all comments that requested or suggested them.

52. Comment: We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund’s disclosures, they are responsible for the accuracy and adequacy of the disclosures they have made.

Response: All parties who need to review the content of these disclosures have done so.

Acknowledgements

With this letter we hereby acknowledge that:

  should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
  the Fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

***

201 Center Road, Suite Two, Venice, FL 34285-5660
491-943-3600 (Local) ~ 941-496-4660 (Fax) ~ 800-339-9476 (Toll Free)

Securities and Exchange Commission
August 3, 2010

Please advise if you need anything further at this time regarding our responses to staff’s comments. Please contact Suzanne Thacker who is coordinating this filing at 941-493-3600 or at suzanne@ctrust.com. You may reach me at the same number or at kelly@ctrust.com.

Sincerely,

/s/ RG "Kelly" Caldwell, Jr.
President and Trustee